SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Superior Industries international, inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
868168105
(CUSIP Number)
Steven J. Borick 2707 Kipling Street Houston, Texas
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
03/28/2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐. ⁮

CUSIP No. 251591103	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Steven J. Borick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,303,286* (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,363,299 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 1,303,286* (see Item 5)
	10	SHARED DISPOSITIVE POWER 3,363,299 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,666,585* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%* (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IND

* Includes shares of common stock beneficially owned and the right to acquire shares of common stock pursuant to options to purchase shares of common stock. See Items 2 and 5.

CUSIP No. 251591103	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS The Nita Borick Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 346,953 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 346,953 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,953 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 251591103	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS The Louis L. Borick Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (see Item 5)
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,954,146 (see Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10	SHARED DISPOSITIVE POWER 2,954,146 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,954,146 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 251591103	SCHEDULE 13D	Page 5 of 10 Pages
Item 1.	Security and Issuer

The class of securities to which this Schedule 13D/A relates is the common stock, no par value (the "Common Stock"), of Superior Industries International, Inc., a California corporation (the "Issuer"). The address of the Issuer's principal executive office is 7800 Woodley Avenue, Van Nuys, California 91406.

Item 2.	Identity and Background.

This filing amends that certain Schedule 13D filed on June 7, 2012, as amended by that certain Schedule 13D Amendment No. 1 filed by the Reporting Persons on January 10, 2013 (“Amendment No. 1”). This Schedule 13D Amendment No. 2 ("Amendment No. 2") is being filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

a.             Steven J. Borick is an investor. He is a former director and chief executive officer of the Issuer. He retired from his full-time employment with the Issuer effective March 31, 2014 and resigned from Issuer’s board of directors on April 29, 2014. His business address is 2707 Kipling Street Houston, Texas 77098.

b.             The Nita Borick Management Trust (the "Trust") is a revocable trust formed under the laws of the state of Nevada of which Mr. Borick is the sole trustee. Mr. Borick disclaims beneficial ownership of all shares owned by the Trust.

c.             The Louis L. Borick Foundation (the "Foundation") is a private California foundation of which Mr. Borick is the president. Mr. Borick, Robert Borick and Linda Borick Davidson are the directors of the Foundation. The principal address of the Foundation is 2707 Kipling Street Houston, Texas 77098. Mr. Borick disclaims beneficial ownership of all shares owned by the Foundation.

d.             During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.             Mr. Borick is a citizen of the United States of America. The Trust is a revocable trust formed under the laws of the state of Nevada. The Foundation is a private foundation formed in California.

Although this filing is being made jointly by the Reporting Persons pursuant to the Joint Filing Agreement filed herewith, each of the Reporting Persons expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, or otherwise.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

CUSIP No. 251591103	SCHEDULE 13D	Page 6 of 10 Pages

Item 4.	Purpose of Transaction.

Since the date on which Amendment No. 1 was filed, (i) options granted to Mr. Borick under the Issuer's stock incentive plans ("Options") to purchase 320,000 shares of Common Stock in the aggregate became vested, (ii) an aggregate of 300,000 Options held by Mr. Borick expired without exercise, (iii) Mr. Borick exercised an aggregate of 169,760 Options and sold the shares of Common Stock acquired upon exercise, (iv) the Issuer granted to Mr. Borick 72,762 shares of restricted Common Stock pursuant to the Issuer's stock incentive plan, of which 37,967 shares of Common Stock were withheld by the Issuer to satisfy withholding tax obligations and (v) Mr. Borick disposed of 80,000 other shares of Common Stock held by him.

In addition, since the date on which Amendment No. 1 was filed, (i) the Trust disposed of an aggregate of 453,047 shares of Common Stock and (ii) the Foundation disposed of an aggregate of 78,200 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)           On April 25, 2014, there were 27,135,288 shares of Common Stock outstanding (based on the Form 10-K/A filed by the issuer with the SEC on April 29, 2014).

(b)           Ownership of Common Stock by the Reporting Persons is as follows:

(i)            Mr. Borick holds 168,046 shares of Common Stock and vested and exercisable Options to purchase 1,135,240 shares of Common Stock. Mr. Borick has sole voting and dispositive power over the Common Stock and Common Stock issuable upon exercise of the Options. In addition, Mr. Borick may be deemed to have shared voting and dispositive power with respect to: (a) 10,000 shares of Common Stock held by the Blake Mills Davidson Trust, of which Mr. Borick is the sole trustee, (b) 12,200 shares of Common Stock held by the Lauren Brook Davidson Trust, of which Mr. Borick is sole trustee and (c) 40,000 shares of Common Stock held by the Liatis Foundation, of which Mr. Borick is the President and a member of the board of directors.

(ii)            346,953 shares of Common Stock are held by the Trust. Mr. Borick has sole voting and dispositive power over the Common Stock held by the Trust but disclaims beneficial ownership of all Common Stock held by the Trust.

(iii)           2,954,146 shares of Common Stock are held by the Foundation. Mr. Borick shares voting and dispositive power over the Common Stock held by the Foundation with Robert Borick and Linda Borick Davidson but disclaims beneficial ownership of all Common Stock held by the Foundation.

The voting and dispositive power of the Reporting Persons is summarized below:

	Steven J. Borick	The Trust	The Foundation
Sole Voting and Dispositive Power	1,303,286	0	0
Shared Voting and Dispositive Power	4,666,585	346,953	2,954,146

(c)           The following list sets forth all transactions in the Issuer’s Common Stock conducted by the Reporting Persons during 2014:

CUSIP No. 251591103	SCHEDULE 13D	Page 7 of 10 Pages

On March 11, 2014, the Trust sold 33,000 shares of Common Stock in market transactions at an average price of $20.07 per share.

On March 12, 2014, the Trust sold 46,000 shares of Common Stock in market transactions at an average price of $20.06 per share.

On March 13, 2014, the Trust sold 6,000 shares of Common Stock in market transactions at an average price of $20.08 per share.

On March 21, 2014, the Trust sold 15,000 shares of Common Stock in market transactions at an average price of $19.52 per share.

On March 28, 2014, the Trust sold 21,800 shares of Common Stock in market transactions at an average price of $20.33 per share.

On March 31, 2014, 90,000 Options held by Mr. Borick became vested.

On March 31, 2014, the Trust sold 28,200 shares of Common Stock in market transactions at an average price of $20.44 per share.

On April 2, 2014, the Trust sold 58,275 shares of Common Stock in market transactions at an average price of $21.11 per share.

On April 3, 2014, the Trust sold 41,725 shares of Common Stock in market transactions at an average price of $21.17 per share.

On April 4, 2014, the Trust sold 23,200 shares of Common Stock in market transactions at an average price of $20.96 per share.

On April 4, 2014, the Trust sold 25,500 shares of Common Stock in market transactions at an average price of $21.14 per share.

On April 7, 2014, the Trust sold 1,300 shares of Common Stock in market transactions at an average price of $20.67 per share.

On April 9, 2014, the Trust sold 3,047 shares of Common Stock in market transactions at an average price of $21.61 per share.

On April 30, 2014, 100,000 Options held by Mr. Borick expired.

On May 7, 2014, Mr. Borick acquired 25,640 shares of Common Stock upon the exercise of Options with an exercise price of $14.85 per share, and sold the shares so acquired in market transactions at an average price of $19.26 per share.

CUSIP No. 251591103	SCHEDULE 13D	Page 8 of 10 Pages

On May 8, 2014, Mr. Borick acquired 23 shares of Common Stock upon the exercise of Options with an exercise price of $15.17 per share, and sold the shares so acquired in market transactions at an average price of $19.26 per share.

On May 8, 2014, Mr. Borick acquired 3,700 shares of Common Stock upon the exercise of Options with an exercise price of $14.85 per share, and sold the shares so acquired in market transactions at an average price of $19.30 per share.

On May 8, 2014, Mr. Borick acquired 2,000 shares of Common Stock upon the exercise of Options with an exercise price of $14.85 per share, and sold the shares so acquired in market transactions at an average price of $19.37 per share.

On May 8, 2014, Mr. Borick acquired 5,000 shares of Common Stock upon the exercise of Options with an exercise price of $14.85 per share, and sold the shares so acquired in market transactions at an average price of $19.12 per share.

On May 8, 2014, Mr. Borick acquired 13,660 shares of Common Stock upon the exercise of Options with an exercise price of $14.85 per share, and sold the shares so acquired in market transactions at an average price of $19.06 per share.

On May 9, 2014, Mr. Borick acquired 10,000 shares of Common Stock upon the exercise of Options with an exercise price of $14.85 per share, and sold the shares so acquired in market transactions at an average price of $19.20 per share.

On May 9, 2014, Mr. Borick acquired 30,000 shares of Common Stock upon the exercise of Options with an exercise price of $14.85 per share, and sold the shares so acquired in market transactions at an average price of $19.40 per share.

On May 12, 2014, Mr. Borick acquired 13,167 shares of Common Stock upon the exercise of Options with an exercise price of $15.17 per share, and sold the shares so acquired in market transactions at an average price of $20.10 per share.

On May 13, 2014, Mr. Borick sold 20,500 shares of Common Stock in market transactions at an average price of $19.73 per share.

On May 14, 2014, Mr. Borick sold 59,500 shares of Common Stock in market transactions at an average price of $19.61 per share.

On May 16, 2014, the Issuer granted to Mr. Borick 35,081 shares of Common Stock and 37,967 shares of Common Stock were withheld by the Issuer in satisfaction of withholding tax obligations arising out of that grant and the vesting of a prior grant of restricted Common Stock to Mr. Borick.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 10, 2013, by and among Steven J. Borick, the Nita Borick Management Trust and the Louis L. Borick Foundation.

CUSIP No. 251591103	SCHEDULE 13D	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2014

STEVEN J. BORICK

/s/ Steven J. Borick

NITA BORICK MANAGEMENT TRUST

By:	/s/ Steven J. Borick
Steven J. Borick, Trustee

LOUIS L. BORICK FOUNDATION

By:	/s/ Steven J. Borick
Steven J. Borick, President and Director